Exhibit 99.1

Rhyolite Ridge Lithium-Boron Project closes upsized $996 million loan from U.S. Department of Energy to accelerate domestic critical mineral production

•	Ioneer project, which secured federal permit in October 2024, receives funding increase from January 2023 conditional commitment.
•	Rural Nevada project demonstrates the strategic importance in developing a domestic critical mineral supply chain.

17 January 2025 – RENO, Nevada, U.S.A. – Ioneer Ltd (ASX: INR, Nasdaq: IONR) (Ioneer) announced the closing of a $996 million loan from the U.S. Department of Energy (DOE) Loan Programs Office (LPO) under the Advanced Technology Vehicles Manufacturing (ATVM) program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada.

The investment, part of the LPO’s efforts to strengthen the nation’s critical mineral supply chain, will create hundreds of rural jobs, support American manufacturers and help rebalance the global supply of lithium and boron production and processing currently dominated by China and Turkey, respectively. The $996 million loan ($968 million principal and $28 million in capitalised interest) is a $268 million increase in loan principal from the January 2023 conditional loan commitment.

Once operational, Rhyolite Ridge will quadruple the nation’s current domestic lithium supply, power an estimated 370,000 electric vehicles per year, create an estimated 500 jobs during construction and 350 high paying jobs during its decades in operation and become the first new lithium mine in the United States in almost sixty years and first new boron mine in close to a century. The project will generate dual revenue from lithium and boron produced directly at the mine site and contribute to establishing a sustainable lithium loop in Nevada, ensuring the recycling and reuse of the critical minerals.

“The need for domestically sourced and processed lithium and boron has never been greater. The United States requires Rhyolite Ridge and more projects like it if we want secure domestic critical mineral production. It’s as simple as that,” said James Calaway, Executive Chairman of Ioneer. “We’re thrilled to provide these critical battery components to the American manufacturing supply chain.”

“Rhyolite Ridge is fully permitted and construction ready. This loan demonstrates the United States’ confidence in and importance of our lithium-boron mine project. Rhyolite Ridge will not only create new jobs in Nevada but foster innovation across the country,” said Bernard Rowe, Managing Director, Ioneer. “Today’s announcement is the culmination of a rigorous and yearslong process with our federal, state, local and Tribal partners. Ioneer looks forward to bringing these urgently needed materials to market and is proud to set the new standard for modern mining operations and community engagement.”

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)       Suite 16.01, 213 Miller Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: Ioneer.com    ABN: 76 098 564 606

Due to the deposit’s unique hard rock minerology, Ioneer will limit its operational footprint by avoiding the use of evaporation ponds and eliminate half of all water use compared to brine operations of similar size. The project will curtail its carbon footprint as its steam-powered facility will operate independently from the Nevada energy grid. The state-of-the-art processing facility will recycle half of all the water used. Its on-site location will reduce the need to transport materials across oceans, saving time and reducing costs, and kickstart wholistic supply chain investment in mineral production and processing in the United States.
The loan marks the conclusion of eight years of focused work across environmental, permitting, geology, and engineering. Ioneer engaged with DOE LPO for more than three years and transaction timing was primarily driven by receipt of a positive Record of Decision from the Department of Interior, which Ioneer received in October 2024.

Key Terms of DOE ATVM Loan

Loan Amount	•	$996 million
		o	Principal: $968 million
		o	Capitalised interest during construction: $28 million
Interest Rate	•	U.S. Treasury Rate
		o	Interest rate is fixed from the date of each advance for the term of the loan at the applicable long-dated U.S. Treasury rate
Tenor	•	20 years
Other Key Terms	• •	Customary covenants and events of default for a project finance loan facility Customary conditions precedent to advances for a project finance loan facility

Conditions precedent to first loan funding include closing Sibanye-Stillwater Joint Venture (JV), securing necessary additional required funding and a project finance model bring down.

Next Steps

•	Finalise updated resource/reserve and financial estimates

•	Close conditional Sibanye-Stillwater JV agreement to fund $490 million for a 50% share of the Rhyolite Ridge Project

•	Procure and close additional required funding (50:50 basis with JV partner)

•	Make a “Final Investment Decision”

•	Construction targeted for later in 2025 and is expected to take approximately 36 months including procurement of long-lead items

•	First Production targeted for 2028

Transaction Advisers

Ioneer's financial adviser is Goldman Sachs, and its legal adviser is Vinson & Elkins.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS--

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is the only known lithium-boron deposit in North America, one of only two known such deposits in the world and a linchpin project in Nevada’s burgeoning Lithium Loop. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials.

In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture.

To learn more about Ioneer, visit www.Ioneer.com/investors.

Important notice and disclaimer

Forward-looking statements
This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange. As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.

Contacts

United States Investor Relations
Chad Yeftich
ir@ioneer.com

Media Relations (USA)
Daniel Francis, FGS Global
daniel.francis@fgsglobal.com

Australia Investor Relations
Ian Bucknell
ir@ioneer.com

Media Relations (Australia)
Peter Taylor, NWR Communications
peter@nwrcommunications.com.au